UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 UDATE.COM LTD.
                                 --------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   903495 10 9
                                   -----------
                                 (CUSIP Number)

                                  ERIC BOEHNKE
                  1820 FULTON AVENUE, VANCOUVER, B.C., V7V 1S9
                               TEL: (604) 970-0999
                               -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MARCH 1, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box     .

Note:  Schedules  files in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP  NO.     903495  10  9
----------     -------------

     NAMES  OF  REPORTING  PERSONS
1     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     ERIC  BOEHNKE
     -------------

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
     (a)
     (b)
     ---

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS  (See  Instructions)

     PF
     --

5     CHECK  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(D)  OR  2(E)          [ ]

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Canadian
     --------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH     7     SOLE  VOTING  POWER
----     -

          7,900,000
          ---------

         8     SHARED  VOTING  POWER
         -

          0
          -

         9     SOLE  DISPOSITIVE  POWER
         -

          7,900,000
          ---------

         10     SHARED  DISPOSITIVE  POWER
         --

          0
          -

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
--

     7,900,000  common  shares  (direct  beneficial  ownership)
     ----------------------------------------------------------

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--

(See  Instructions)                                [ ]
--

     Not  applicable
     ---------------

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
--

     79% (Based upon 10,000,000 shares of Common Stock issued and outstanding as
     ---------------------------------------------------------------------------
     of  December  31,1999)
     ----------------------

14     TYPE  OF  REPORTING  PERSON  (See  Instructions)
--

     IN
     --

INSTRUCTIONS  FOR  COVER  PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)     The  3rd  row  is  for  SEC  internal  use;  please  leave  blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

CATEGORY  OF  SOURCE     SYMBOL
Subject Company (Company whose securities are being acquired)          SC
Bank                                                                   BK
Affiliate  (of  reporting  person)                                     AF
Working  Capital  (or  reporting  person)                              WC
Personal  Funds  (of  Reporting  person)                               PF
Other                                                                  OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natrual person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)     Check  if  the  aggregate  amount reported as beneficially owned in row
(11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicble, insert all applicable symbols) on the form:

CATEGORY                                                        SYMBOL
Broker-Dealer                                                     BD
Bank                                                              BK
Insurance  Company                                                IC
Investment  Company                                               IV
Investment  Advisor                                               IA
Employee  Benefit  Plan,  Pension  Fund,  or  Endowment  Fund     EP
Parent  Holding  Company                                          HC
Corporation                                                       CO
Partnership                                                       PN
Individual                                                        IN
Other                                                             OO

NOTES:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL  INSTRUCTIONS  FOR  COMPLYING  WITH  SCHEDULE  13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, wil assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

GENERAL  INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership;
(ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii),
(iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

1.     Security  and  Issuer

          UDATE.COM  LTD.
          COMMON  SHARES,  NO  PAR  VALUE

          PRINCIPAL  EXECUTIVE  OFFICES:
          NEW  ENTERPRISE  HOUSE
          ST.  HELENS  STREET
          DERBY,  ENGLAND
          DE1  3GY

2.     Identity  and  Background

     ERIC  BOEHNKE
     1820  FULTON  AVENUE,  VANCOUVER,  BRITISH  COLUMBIA,  V7V  1S9,  CANADA

     MR. BOEHNKE'S IS CURRENTLY THE CORPORATE FINANCE OFFICER OF BIG SKY MANAGEMENT LTD.

     MR. BOEHNKE HAS NOT, DURING THE LAST FIVE YEARS, BEEN CONVICTED IN A CRIMINAL PROCEEDING OR BEEN A PARTY TO ANY CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AS A RESULT OF WHICH IT WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING OF ANY VIOLATION WITH RESPECT TO SUCH LAWS.

     MR.  BOEHNKE  IS  A  CANADIAN  CITIZEN.

3.     Source  and  Amount  of  Funds  or  Other  Considerations

     PERSONAL  FUNDS.

4.     Purpose  of  Transaction

     CHANGE  OF  BOARD  OF  DIRECTORS.

5.     Interest  in  Securities  of  the  Issuer

     AS AT MARCH 1, 2000, MR. BOEHNKE BENEFICIALLY OWNED 7,900,000 COMMON SHARES OF THE ISSUER, BEING 79% OF THE ISSUED AND OUTSTANDING SHARES OF THE ISSUER AT THE TIME OF ACQUISITION.

     AS AT MARCH 1, 2000, MR. BOEHNKE HAD THE SOLE POWER TO VOTE OR DIRECT THE VOTE, AND TO DISPOSE OR DIRECT THE DISPOSITION, OF THE 7,900,000 SHARES OF COMMON STOCK (79%) OF THE ISSUER.

     MR. BOEHNKE HAS NOT EFFECTED ANY TRANSACTION IN THE SHARES OF COMMON STOCK OF THE ISSUER IN THE PAST SIXTY DAYS.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     THERE ARE NO CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS (LEGAL OR OTHERWISE) BETWEEN MR. BOEHNKE AND ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE ISSUER.

7.     Material  to  Be  Filed  as  Exhibits

          THERE  ARE  NO  EXHIBITS  TO  BE  FILED.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March  13,  2001                /s/ Eric Boehnke
                                        Signature
                                        Eric  Boehnke,  Former  Director
                                        --------------------------------
                                        Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).